UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   LASSONDE, PIERRE
   1700 LINCOLN STREET
   DENVER, CO  80203
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   02/16/2002
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   NEWMONT MINING CORPORATION
   NEM
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   PRESIDENT
6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Exchangeable Shares (1) |2/16/02  |(1)      |Common Stock           |18,501   |$0.00     |D            |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Exchangeable Shares (1) |2/16/02  |(1)      |Common Stock           |1,558,616|$0.00     |I            |By 2008940 Ontario Inc.    |
-----------------------------------------------------------------------------------------------------------------------------------|
Exchangeable Shares (1) |2/16/02  |(1)      |Common Stock           |80,736   |$0.00     |I            |By 2008942 Ontario Inc.    |
-----------------------------------------------------------------------------------------------------------------------------------|
Exchangeable Shares (1) |2/16/02  |(1)      |Common Stock           |1,207,048|$0.00     |I            |By Firelight Investments Lt|
                        |         |         |                       |         |          |             |d.                         |
-----------------------------------------------------------------------------------------------------------------------------------|
Exchangeable Shares (1) |2/16/02  |(1)      |Common Stock           |56,032   |$0.00     |I            |By Lassonde Family Trust   |
-----------------------------------------------------------------------------------------------------------------------------------|
Employee Stock Option   |2/16/02  |6/25/05  |Common Stock           |192,000  |C$23.3625 |D            |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Employee Stock Option   |2/16/02  |6/25/05  |Common Stock           |221,760  |C$17.05   |D            |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Employee Stock Option   |2/16/02  |9/10/09  |Common Stock           |120,000  |C$30.625  |D            |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) The Exchangeable Shares are shares of stock of 4011686 Canada Inc., a corporation existing under the laws of Canada and wholly-owned subsidiary of the Issuer, that are convertible into common stock of the Issuer on a one-for-one basis at the option of the holder at any time after February 16, 2002, pursuant to the terms set forth in the Provisions Attaching to the Exchangeable Shares (the "Provisions") set forth as Appendix 1 to Schedule B of that certain Arrangement Agreement, dated November 14, 2001, between Franco-Nevada Mining Corporation
Limited and Newmont Gold Company (formerly known as Newmont Mining Corporation). Pursuant to that certain
Voting and Exchange Trust Agreement, between the Issuer, 4011686 Canada Inc. and Computershare Trust
Company of Canada (the "Trustee"), holders of Exchangeable Shares are entitled to direct the Trustee to cast the votes attaching to the share of the Special Voting Stock of the Issuer held by the Trustee, on all matters submitted to the stockholders of the Issuer. The Exchangeable Shares remain exchangeable at the option of the holder until redeemed by the Issuer pursuant to, and subject to the conditions of, the Provisions.
SIGNATURE OF REPORTING PERSON
Pierre Lassonde
DATE
February 26, 2002